October 24, 2018

John E. Timberlake
Chief Executive Officer
Valeritas Holdings, Inc.
750 Route 202 South, Suite 600
Bridgewater, NJ 08807

       Re: Valeritas Holdings, Inc.
           Amendment No. 3 Registration Statement on Form S-1
           Filed October 24, 2018
           File No. 333-226958

Dear Mr. Timberlake:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 23, 2018 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed October 24, 2018

Recent Developments, page 2

1. Please expand your response to prior comment 1 to tell us whether information regarding any of the measures of income mentioned in Regulation S-K Item 10(b)(2) is available.
       Also:

           provide us your analysis of whether the substance of the last sentence of your response regarding expenses and net income must be disclosed to permit investors to draw appropriate inferences from the information currently disclosed; and John E. Timberlake
Valeritas Holdings, Inc.
October 24, 2018
Page 2
           expand the last sentence of your response to address changes in balance sheet items other than cash and cash equivalents.

       Your response should clarify the basis for your conclusions regarding whether disclosure of additional results and narrative explanation or analysis of the information presented is required.
       Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso, Branch Chief, at
(202) 551-3617 with any questions.



                                                             Sincerely,
FirstName LastNameJohn E. Timberlake
                                                             Division of
Corporation Finance
Comapany NameValeritas Holdings, Inc.
                                                             Office of
Electronics and Machinery
October 24, 2018 Page 2
cc:       Emilio Ragosa, Esq.
FirstName LastName